

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2013

Via E-mail
Sallie A. DeMarsilis
Chief Financial Officer and Principal Accounting Officer
Movado Group, Inc.
650 From Road, Ste. 375
Paramus, New Jersey 07652

      Re: Movado Group, Inc.
                   Form 10-K for the Fiscal Year Ended January 31, 2012
                   Filed March 30, 2012
                   Definitive Proxy Statement on Schedule 14A
                   Filed May 4, 2012
                   File Nos. 1-16497

Dear Ms. DeMarsilis:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ Andrew D. Mew

                                  Andrew D. Mew
                                  Accounting Branch Chief